

July 30, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Corgi ETF Trust I
        Issuer CIK: 0002078265
        Issuer File Number: 333-289838/811-24117
        Form Type: 8-A12B
        Filing Date: July 30, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Corgi Growth & Technology 15% Structured Buffer ETF - August Series, Corgi U.S. Equities 10% Structured Buffer ETF - August Series, Corgi U.S. Equities 15% Structured Buffer ETF - August Series, Corgi Growth & Technology 10% Structured Buffer ETF - August Series, Corgi Emerging Markets Equities 15% Structured Buffer ETF - August Series, Corgi International Developed Equities 15% Structured Buffer ETF - August Series, Corgi U.S. Equities 100% Structured Buffer ETF - August Series, Corgi U.S. Equities 30% Structured Buffer ETF - August Series and Corgi U.S. Small-Cap 15% Structured Buffer ETF - August Series under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications